UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
HYPERFEED TECHNOLOGIES, INC.
(Name of the Issuer)
Gemma R. Lahera, Principle Accounting Officer and Treasurer

(Name of Person(s) Filing Statement)
Common Shares

(Title of Class of Securities)
44913S508

(CUSIP Number of Class of Securities)
HyperFeed Technologies, Inc.
300 South Wacker Drive, Suite 300
Chicago, Illinois 60606
(312) 913-2800
Attention: Gemma R. Lahera, Principal Accounting Officer and Treasurer

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):
☑ (a)	The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐ (b)	The filing of a registration statement under the Securities Act of 1933.

☐ (c)	A tender offer.

☐ (d)	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation* $400,000	Amount of filing fee** $42.80

*Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 400,000 Common Shares for $0.60 per share in cash in lieu of issuing fractional shares to holders of less than 1,000 shares after the proposed reverse/forward stock splits. This amount will be updated and finalized based on the per share closing price of the registrant’s common stock on the OTC Bulletin Board on the effective date of the transaction.
**The amount of the filing fee is calculated, in accordance with Rule -011(b)(1), by multiplying the transaction valuation of $400,000 by 0.0001070000.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: __________________
Form or Registration No.: __________________
Filing Party: __________________
Date Filed: __________________

INTRODUCTION
This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by HyperFeed Technologies, Inc. (“HyperFeed,” or the “Company”).
Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Information Statement on Schedule 14c filed with the U.S. Securities and Exchange Commission concurrently with this form is incorporated therein by reference. The information in the Information Statement is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.
All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.
Item 1. Summary Term Sheet
The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2. Subject Company Information
(a)	HyperFeed, the subject company, will be affecting the Reverse Stock Split. The Company’s principal executive offices are 300 S. Wacker Drive, Suite 300, Chicago Illinois 60606. Its phone number is 312-913-2800. The Company is incorporated under the laws of the State of Delaware.

(b)	The Company has only one class of stock issued and outstanding: Common Stock, par value $0.001 per share (the “Common Stock”). As of the Record Date the Company had 7,643,474 shares of Common Stock outstanding.

(c)	The Company’s Common Stock is traded on the OTC: BB market under the symbol “HYPR.OB.” The information set forth in the Information Statement under the caption “Voting Securities” is incorporated herein by reference.

(d)	The Company did not pay any dividends in 2004, 2005, or, as of the date of this filing, in 2006. There is no legal restriction on the Company’s ability to pay dividends. The information set forth in the Information Statement under the caption “Voting Securities” is incorporated herein by reference.

(e)	The Company has not made an underwritten public offer for cash of its Common Stock in the last three (3) years.

(f)	The information set forth in the Information Statement under the caption “Past Transactions” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
The entity filing this Schedule 13E-3 is HyperFeed, the subject company affecting the Reverse Stock Split described herein.

Item 4. Terms of the Transaction
(a)	Material Terms. The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Special Factors,” and “Description of Reverse Stock Split” is incorporated herein by reference.

(b)	Different Terms. The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Special Factors,” and “Description of Reverse Stock Split” is incorporated herein by reference.

(c)	Appraisal Rights. The information set forth in the Information Statement under the captions “Dissenters’ Rights” and “Description of Reverse Stock Split — Appraisal Rights” is incorporated herein by reference.

(d)	Provisions for Unaffiliated Security Holders. In connection with the Reverse Stock Split, PICO has not granted to unaffiliated stockholders access to PICO’s corporate files. PICO will not pay for or provide legal counsel or appraisal services for any stockholder.

(e)	Eligibility for Listing or Trading. Not Applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
(a)	Transactions. The information set forth in the Information Statement under the caption “Past Transactions” is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in the Information Statement under the caption “Past Transactions” is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth in the Information Statement under the caption “Past Transactions” is incorporated herein by reference.

(e)	Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the caption “Past Transactions” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals
The information set forth in the Information Statement under the captions “Special Factors — Reasons for the Reverse Stock Split,” “-Effect of the Reverse Stock Split on the Company,” “-Accounting Treatment,” “-Fairness of the Reverse Stock Split,” and “Description of Reverse Stock Split — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects
(a)	Purposes. The information set forth in the Information Statement under the captions “Summary Term Sheet” and “Special Factors — Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b)	Alternatives. The information set forth in the Information Statement under the caption “Special Factors — Alternatives Considered” is incorporated herein by reference.

(c)	Reasons. The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Special Factors — Effect of the Reverse Stock Split on the Company” and “Special Factors — Reasons for the Reverse Stock Split” is incorporated herein by reference.

(d)	Effect. The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Special Factors — Reasons for the Reverse Stock Split,” “Special Factors — Effect of the Reverse Stock Split on the Stockholders,” “Special Factors — Effect of the Reverse Stock Split on the Company,” and “Special Factors — Fairness of the Reverse Stock Split,” is incorporated herein by reference.
Item 8. Fairness of the Transaction
(a)	Fairness. The information set forth in the Information Statement under the captions “Summary Term Sheet” and “Special Factors — Fairness of the Reverse Stock Split to Stockholders” is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b)	Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary Term Sheet,” “Special Factors — Alternatives Considered,” “Special Factors — Reasons for the Reverse Stock Split,” and “Special Factors — Fairness of the Reverse Stock Split” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Information Statement under the captions “Summary Term Sheet,” and “Description of the Reverse Stock Split — Vote Required” is incorporated herein by reference.

(d)	Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The Reverse Stock Split was approved by the Company’s Board of Directors on June 13, 2006.

(f)	Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Negations
(a)	Report, Opinion or Appraisal. The Company has not received or solicited any report, opinion, or appraisal from an outside party that is materially related to the Reverse Stock Split.
Item 10. Source and Amount of Funds or Other Consideration
(a)	Source of Funds. The information set forth in the Information Statement under the caption “Description of the Reverse Stock Split — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(b)	Conditions. The information set forth in the Information Statement under the captions “Summary Term Sheet” and “Description of the Reverse Stock Split — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(c)	Expenses. The information set forth in the Information Statement under the captions “Special Factors — Effect of the Reverse Stock Split on the Company” and “Description of the Reverse Stock Split — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the Information Statement under the captions “Special Factors — Effect of the Reverse Stock Split on the Company” and “Description of the Reverse Stock Split — Source and Amount of Funds or Other Consideration” is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company
(a)	Security Ownership. The information set forth in the Information Statement under the captions “Past Transactions” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. None.
Item 12. The Solicitation or Recommendation
PICO Holdings, Inc. (“PICO”), as majority stockholder of the Company, adopted a resolution by written consent in lieu of a stockholders meeting on June 13, 2006 approving the Reverse Stock Split. PICO approved the Reverse Stock Split by written consent in lieu of a stockholder meeting in accordance with the Company’s Bylaws and Delaware General Corporation Law. Accordingly additional stockholder consent is not required and will not be solicited.
Item 13. Financial Statements
The financial information included in the Company’s Forms 10-K for calendar years 2004 and 2005, and the Form 10-Q for the quarter ending March 31, 2006 filed with the Securities and Exchange Commission is hereby incorporated by reference.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used
(a)	Solicitations or Recommendations. No persons have or will be employed, retained, or compensated to make solicitations or recommendations in connection with the Reverse Stock Split.

(b)	Employees and Corporate Assets. Various employees in the accounting department of the Company have provided information to PICO in connection with the Reverse Stock Split in order to prepare this Schedule.
Item 15. Additional Information
The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16. Exhibits
Exhibit
The Information Statement on Schedule 14C filed with the SEC concurrently with this form is incorporated herein by reference.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gemma R. Lahera

(Signature)

Principal Accounting Officer and Treasurer

(Name and Title)

June 13, 2006

(Date)